FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of February, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding issue of super short-term notes of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on February 28, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SUPER SHORT-TERM NOTES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2011 annual general meeting of Huaneng Power International, Inc. (the “Company”), the Company has been given a mandate to apply to the National Association of Financial Market Institutional Investors for quota of the issue of super short-term notes with a principal amount of not exceeding RMB30 billion to be issued within the effective period on a rolling basis. On 29 January 2013, the Company received a Notification on Acceptance of Registration (Zhong Shi Xie Zhu [2013] No.SCP3) from the National Association of Financial Market Institutional Investors, accepting the registration of the super short﹣term notes.

The Company has completed the issue of the first tranche of the Company’s super short-term notes for 2013 on 27 February 2013 (the “Notes”). The total issuing amount was RMB5 billion with a maturity period of 270 days whereas the unit face value is RMB100 and the interest rate is 3.80%.

China Construction Bank Corporation and Agricultural Bank of China  Limited act as the joint lead underwriters to form the underwriting syndicate for the Notes, which will be placed through book-building and issued in the domestic bond market among banks. The proceeds from the Notes will be used principally to settle part of the bank loans so as to improve its debt structure and to supplement short term operational working capital.

The relevant documents in respect of the Notes are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Notes do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)

Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)

Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)

Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)

Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)

Fan Xiaxia
(Executive Director)

Shan Qunying
(Non-executive Director)

Guo Hongbo
(Non-executive Director)

Xu Zujian
(Non-executive Director)

Xie Rongxing
(Non-executive Director)

Beijing, the PRC
28 February 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date: February 28, 2013